UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

YS Biopharma Provides Update on Beneficial Ownership of Shares

YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, previously announced (i) the issuance and sale of 95,269,762 ordinary shares of the Company, par value US$0.00002 per share (“Ordinary Shares”), in a private placement, and (ii) certain director appointments to and removal from the board of directors of the Company. In light of such recent developments, the Company today provides an update regarding the beneficial ownership of the Ordinary Shares as of February 22, 2024 by the following persons:

●	each executive officer or director of YS Biopharma; and

●	each person known by us to beneficially own 5.0% or more of the outstanding Ordinary Shares.

The beneficial ownership percentages set forth in the table below have been determined based on 188,327,959 Ordinary Shares issued and outstanding as of February 22, 2024.

	Number	%
Directors and Executive Officers:
Dr. Hui Shao(1)	2,048,780	1.1%
Mr. Bo Tan(2)	3,853,475	2.0%
Dr. Ajit Shetty	*	*
Dr. Viren Mehta	*	*
Ms. Rui Yu	—	—
Mr. Shaojing Tong	—	—
Mr, Haitao Zhao	—	—
Mr. Henry Chen	—	—
Mr. Pierson Yue Pan	—	—
Dr. Yuntao Cui	—	—
Dr. Jin Wang	—	—
Ms. Chunyuan Wu	*	*
Dr. Zenaida Reynoso Mojares	—	—
Dr. Yuan Liu	—	—
Mr. Gang Li	—	—
Principal Shareholders:
Apex Prospect Limited(3)	98,360,094	52.2%
Yi Zhang and his affiliates(4)	49,089,185	26.1%

*	Less than 1%.

(1)	Represents (i) 1,802,780 Ordinary Shares held by Mountainview Investment Holdings LLC, a limited liability company incorporated under the laws of the State of Delaware and being wholly-controlled by Mr. Hui Shao; (ii) 200,000 Ordinary Shares directly held by Mr. Hui Shao; and (iii) 46,300 Ordinary Shares from on-market purchase.

(2)	The Ordinary Shares reported are held in the name of Summit Healthcare Acquisition Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands Mr. Bo Tan is one of the three managers of Summit Healthcare Acquisition Sponsor LLC. The managers have voting and investment discretion with respect to the Ordinary Shares held of record by Summit Healthcare Acquisition Sponsor LLC. Each of the managers of Summit Healthcare Acquisition Sponsor LLC disclaims any beneficial ownership of the Ordinary Shares held by Summit Healthcare Acquisition Sponsor LLC other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)	Represents 98,360,094 Ordinary Shares held by Apex Prospect Limited, a Cayman Islands exempted company, as reported on the Schedule 13D filed by Fung Ching Wong and Apex Prospect Limited on February 14, 2023.

(4)	Represents (i) 38,972,000 Ordinary Shares held by All Brilliance Investments Limited, a limited liability company incorporated under the laws of the British Virgin Islands and being wholly-owned by Yi Zhang; (ii) 4,571,500 Ordinary Shares held by Hopeful World Company Limited, a limited liability company incorporated under the laws of the British Virgin Islands and being wholly-owned by Rui Mi, the spouse of Yi Zhang; (iii) 2,435,750 Ordinary Shares held by Acton Town International Limited, a limited liability company incorporated under the laws of the British Virgin Islands and being held wholly- owned by Nan Zhang, daughter of Yi Zhang; (iv) 2,435,750 Ordinary Shares held by Apex Pride Global Limited, a limited liability company incorporated under the laws of the British Virgin Islands and being held wholly-owned by Xu Zhang, daughter of Yi Zhang; (v) 629,188 Ordinary Shares directly held by Yi Zhang; (vi) 13,339 Ordinary Shares directly held by Nan Zhang; and (vii) 31,658 Ordinary Shares directly held by Xu Zhang, as reported on the Schedule 13G/A filed by Yi Zhang and others on February 16, 2024.

This Current Report on Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-1 (File No. 333-271221) and Form S-8 (File No. 333-273165), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: February 23, 2024	By:	/s/ Hui Shao
	Name:	Hui Shao
	Title:	Director and Chief Executive Officer

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